Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratios of earnings to fixed charges for the periods indicated. Earnings consist of income before provisions for income taxes plus fixed charges. Fixed charges include interest expense, amortization of debt issuance costs and the portion of rental expense we believe is representative of the interest component of rent expense.

	Year Ended December 31,
	2016	2015	2014	2013	2012
	(In millions, except per share amounts)
Income before income taxes	$837.0	$931.6	$837.9	$793.4	$682.9
Plus
Fixed charges	473.0	369.6	294.8	335.6	318.1
Total	$1,310.0	$1,301.2	$1,132.7	$1,129.0	$1,001.0

Earnings to fixed charges ratio	2.8	3.5	3.8	3.4	3.2

Fixed charges:
Interest expense, including the amortization of debt issuance costs	$439.3	$336.4	$265.4	$309.6	$295.2
Estimate of interest component of rent expense (1)	33.7	33.2	29.4	26.0	22.9
Total fixed charges	$473.0	$369.6	$294.8	$335.6	$318.1

(1)	Estimated at 1/3 of total rent expense.